OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

MAGNABID INC.

9735 Wilshire Blvd #123
Beverly Hills, CA 90212

www.magnabid.com



3,057,142 shares of Class A Non Voting Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

MagnaBid, Inc. (the "Company") is offering up to 3,057,142 shares of its Class A Non Voting Stock on a "best efforts" basis. The offering may continue until the earlier of June 30, 2017 (which date may be extended at our option) or the date when all the shares have been sold. The shares will be priced as specified below:

- Thirty Five Cents ($0.35) per share for purchases of 1,000 shares for minimum investment equals to $350

Our target offering amount is nine thousand nine hundred and ninety nine dollars and ninety cents ($9,999.90). We will accept investments in excess of the target amount. Specifically, if we reach the target offering amount of $1,069999.70, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Over subscriptions will be allocated in a first come, first served basis.

Generally, the aggregate purchase price of the shares you buy in this offering may not exceed ten percent (10%) of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your intended investment does not exceed applicable thresholds. For general information on investing,we encourage you to refer to www.investor.gov.

There is currently no trading market for our Class A Non Voting Stock and we cannot guarantee that such a trading market for our Class A Non Voting Stock will ever exist. See "Transferability of Securities".

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Magna bid currently focuses on the medical and cosmetic market in Los Angeles with plans to grow nationally and globally. At Magnabid, doctors can create deals for the

medical procedures they offer and patients can place a bid for the same category of services, with their desired price and location - . if there is a match between the two parties, we introduce them and charge the doctor a fee for the lead's information. We recently launched our private beta and are in the process of releasing our public beta. To date we have a database of a handful of doctors and we are actively working acquiring more healthcare professionals. Our customer base spans deal-hunters who are interested in cosmetic and medical procedures. Using our platform, they have the ability to choose their desired price for a procedure and either get matched with a doctor's officer or save their bid in a Wish List for doctors to match with in the future. We do not have any concerns about liabilities since we are strictly a lead-generation business and do not partake in buying and selling of medical services or recommending doctors. Our main competitors is ZendyHealth.com; we are fundamentally different from ZendyHealth in that they charge the patient a fee to find a doctor's offer that matches their bid, however, we charge the doctor a fee for matching patients' bids to their offers in our database.

The team

Officers and directors

Dr. Anita Sabeti	President
Ben Mansouri	CTO
Pez Zarifian	CEO

Dr. Anita Sabeti
Dr. Anita Sabeti is Magnabid's president and Medical director. She is a prestigious, board certified pediatrician and prior to joining MagnaBid, Anita was president of Luminix- Teen Skin Centers where laser technologies was used to help countless teenagers with skin problems. She is an attending at Cedars Sinai Medical Center and worked as voluntary attending at Women's and Children's Hospital, Los Angeles. Anita is a graduate of LAC-USC pediatric residency program.

Ben Mansouri
Ben Mansouri is Magnabid's full time CTO and is a technology veteran with over 25 years of experience in developing software solutions for a wide range of companies. Prior to Magnabid, Ben has managed several software consulting companies and he has run Business Intelligence teams for companies such as SlickDeals, VCA, PeopleMedia. Ben pioneered PC software engineering programs in Iran and was named one of the best CTOs under 30.

Pez Zarifian
Pez Zarifian is Magnabid's CEO and a systems engineer in NASA's Jet Propulsion Laboratory (JPL). He has led a number of highly complex software development projects at JPL and other companies. While working at JPL, Pez orchestrated a small team to develop a prototype for a programmable education robot for kids, called Quiby. Before joining JPL, Pez worked at University of Southern California's (USC's)

Information Sciences Institute (ISI) , where he managed a number of technical projects. Pez is a USC graduate at Viterbi School of Engineering.

Related party transactions

From time-to-time the Company's founders provide working capital through advances. These advances are meant to be short term, due on demand, and carry no interest. As of December 31, 2016 and 2015, the related party payables are carried on the accompanying balance sheets.

RISK FACTORS

These are the principal risks that related to the company and its business:

- 1. The cost of marketing MagnaBid to doctors and doctors' offers to patients could become a barrier to building a significant profit margin. This is a risk because we are marketing both to doctors and to patients and cost of marketing is our biggest expense.
- 2. The cash-based marketplace could quickly become saturated with competitors. This is a risk because in the past years the cost of insurance deductibles and premiums have been increasing and we believe that for this reason there will be a significant shift towards direct-pay model. This is the reason why we believe that MagnaBid will have a sizable market but for this reason we could also have competitors.
- 3. An unlikely revolutionary replacement for the Obama Administration's health care law, could discourage patients from favoring the cash-based offers from doctors. This is a risk because if the cost of deductibles and premiums are reduced, then patients will prefer to use their insurance service instead of directly paying doctors for their medical procedures.
- 4. Lack of support from Angel Investors for seed round could delay the process of bootstrapping the business to the next round. This is a risk because our progress could get stalled due to lack of funding which could adversely affect MagnaBid's growth.
- 5. We may not be able to generate enough traction during our pre-seed round to attract seed round or series-A investors. This is a risk because there is some uncertainty in the cost of marketing to doctors and patients. If this cost is higher than anticipated, our funding form this round will be stretched thin and we may not be able to create the traction that will attract investors in the following rounds of fundraising.
- 6. We may not be able to increase conversion rates with rising traffic and have a slower growth than anticipated. This is a risk because conversion rate is a very unpredictable rate and many variables can contribute to the rise and fall of this rate.
- 7. Our competitor's business model for charging the patient a referral fee vs. our business model which charges the doctor a referral fee, could become favorable among our customer base: the doctors. This is a risk because even though patients do not like being charged a deposit to be matched with a doctor (our

competitor's model), doctors like the idea of patient paying a deposit because that way they are obligated to book an appointment. MagnaBid does not charge patients any fees. We only charge the doctors when we refer a patient to them. Each patient matched is not obligated to go to the doctor however both the patient and the doctor will have each others contact information so either party can contact the other to follow up on the bid-offer match.

- **8.** Our failure to attract and retain other high-quality personnel in the future, could harm our business. This is a risk because, if our funding is limited in the future, we may not be able to attract high quality individuals, e.g. doctor recruiters, due to their higher salary demands.
- **9.** The valuation of the company is set internally, if valuation of the company is lower than current valuation on next rounds of financing, then value of current stocks would be greatly diminished. This is a risk because it by diminishing the value of current stocks we could lose future support of investors from this round of fundraising.
- **10.** Our aim is to become the first true medical marketplace in USA. If a near-future competitor starts in other states, then we will have to follow their footsteps and won't be the first in market. This is a risk because we believe that MagnaBid's major advantage is being "a first" - if we have to follow another business that is duplicating our business model, then we will have a hard time capturing the percentage of the direct-pay market that we are hoping to capture.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Anita Sabeti, 37.5% ownership, Common Stock
- Behnam Mansouri, 37.5% ownership, Common Stock
- Pezhman Zarifian, 25.0% ownership, Common Stock

Classes of securities

- Class A Non Voting Stock: 0

  All Authorized stock:

  The total number of shares of all classes of stock that the Corporation has authority to issue is 13,057,143, consisting of (A) 10,000,000 shares of the Corporation's common stock ("Common Stock"), and (B) 3,057,143 shares of "Class A Non Voting Stock".

  Through this campaign we are offering:

  Class A Non Voting Stock. The following rights, powers and privileges, and restrictions, qualifications, and limitations shall apply to the Class A Non Voting Stock.

  1. Same Rights as Common Stock. Except with respect to voting rights and as

specifically provided in this Section, holders of the Class A Non Voting Stock shall have the same preferences, limitations, and relative rights as, and shall be identical in all respects to, the Common Stock.

2. **No Voting Rights.** Except as required by the Delaware General Corporation Law, Class A Non Voting Stock shall not have the right to vote on any matter submitted to a vote at a meeting of shareholders of the Corporation, pursuant to these Bylaws.

3. **Dividends.**
   - The holders of the Class A Non Voting Stock shall be entitled to receive such dividends if any, as may be declared from time to time by the Board of Directors.
   - Notwithstanding Section (A) above, no dividend will be paid or authorized and set apart for payment on any Class A Non Voting Stock for any period unless the Corporation has paid or authorized and set aside for payment in the same period, or contemporaneously pays or authorizes and sets aside for payment, an equal amount to be paid as a dividend on the Common Stock.

4. **Distributions.** The holders of the Common Stock and the Class A Non Voting Stock shall be entitled to receive, upon the voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding-up of the Corporation, all of its remaining assets.

5. **Issuance.** Class A Non Voting Stock may be issued from time to time on such terms and for such consideration, as shall be determined by the Board of Directors.

- Common Stock: 600,000

Common Stock. The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the unanimous written consent of the Board of Directors pursuant to Appendix A, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2. **Dividends.** The holders of the Common Stock shall be entitled to receive such dividends if any, as may be declared from time to time by the Board of Directors.

3. **Distributions.** The holders of the Common Stock and the Class A Non Voting Stock shall be entitled to receive, upon the voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding-up of the Corporation, all of its remaining assets, tangible and intangible, of whatever kind available for distribution to the shareholders, ratably in proportion to the number of Common Stock and Class A Non Voting Stock held by each, with each share being proportionally equal in relation to the

sum of the two classes.

4. **Issuance.** Common Stock may be issued from time to time on such terms and for such consideration as shall be determined by the Board of Directors.

What it means to be a Minority Holder

A minority shareholder owns less than half of a company. As a result, if a dispute arises over the sale or distribution of assets, or another issue requiring shareholder votes, a minority shareholder doesn't have voting strength on his/her own.

The class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the Founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a minority holder of the Class A Non Voting Stock, you will have no voting rights. Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Magnabid may, at its sole and absolute discretion, choose to issue additional Class A Non Voting Shares on such terms as the Company may decide, including but not limited to, employees, independent contractors, and other service providers. This may lead to dilution.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Financial Statements

Our financial statements for the years ending December 31, 2016 and 2015 can be found in our financial statement attached.

Financial Condition

The Company generates revenue by charging health care providers a referral fee for every patient bid matched with their offer. We plan to charge the health care providers 3% of the price tag of the offer(s) they promote on our site, or a maximum of $10, whichever is less.

Since our technology was in development mode, we did not generate any revenue till now.

Results of Operations

Year ended December 31, 2016 compared to year ended December 31, 2015. Our company was incorporated on November 20th, 2015. As such, our financial statement for the year ending December 31, 2015 reflects the period between the date of incorporation and the end of the fiscal year. For both year ending December 31, 2015, and year ending December 31, 2016, the Company did not have any revenue, cost of sales, or gross margins. The total of expenses for the year ending December 31, 2015 was $7372 and the total of expenses for the year ending December 31, 2016 was $18,245 (see "Expenses").

Financial Milestones

Financial Milestones

- November 2015 (company launched) - March 2017: Initial funding by Founders for development of website and sign-up of Beta users
- March 2017 - April 2017: pre-seed fundraising through StartEngine.com
- October 2017 - Revenue generation begins, and seed round fundraising campaign begins
- April 2018 - Series A fundraising campaign begins
- April 2019 - MagnaBid aims to show profit to investors

Liquidity and Capital Resources

Liquidity and Capital Resources

Since its inception in 2015, the Founders contributed a total of approximately $40,000 to the Company. This fund was spent on technology development, marketing, and professional services. Concurrent with this offering, the Company reserves the right to raise up to an additional $500 thousand through a private placement of its Class A Non Voting Stock pursuant to Rule 506(c) under the Securities Act. Together with the net proceeds from this offering, the Company intends to use the proceeds to increase its marketing efforts, and to fund working capital. See "Use of Proceeds" below. The

Company believes that the funds from the this offering will enable it to fund operations through October 2017, when, based on current assumptions, revenue generation and seed round fundraising campaign begins.

Expenses

The Company's expenses consist of, among other things, marketing expenses, fees for professional services, and development of our technology. The majority of our expenses in 2015 was due to development of our website's front end and professional services for setting up our company. The majority of our expenses in 2016 was due to development of our website's backend, marketing tests, and additional legal services . We expect that the majority of our expenses in 2017 will be due to marketing, client relations, and acquiring new users, as well as further development of our technology and addition of functionalities to our site.

In case we exhaust the funding generated through this round of fundraising. we will consider another round of fundraising or a bank loan.

Revenue

We have not had any revenues to date. We are planning to offer free trials to the healthcare professionals that we sign on. Therefore, we do not expect to have any revenues for the first two quarters of fiscal year 2017.

Valuation

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the board as to what would be fair market value.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$3,500,000.00

We have not undertaken any efforts to produce a valuation of the company. The price of the common stock merely reflects the opinion of the CEO and management of Magnabid as to what a fair value would be.

USE OF PROCEEDS

Below is a percentage distribution of how we plan to spend the proceeds form this round of fundraising. These percentages are expected to be approximately the same regardless of the amount of the proceeds.

- **StartEngine.com**: 6% of the proceeds from this round of fundraising has been allocated to StartEngine.com costs and expenses.
- **Doctors Acquisition**: we expect to spend about 40% of the proceeds from this round of fundraising on bringing doctors to our marketplace. We will need to hire representatives who would meet with doctors on our behalf, introduce them to our site, help them sign up, and enter their offers into their profile on our website.
- **Patient Acquisition**: we expect to spend about 20% of the proceeds from this round of fundraising on marketing for patient acquisition. We will primarily use social media marketing to introduce patients to our site. Our plan is to attract patients to the offers created by doctors using landing pages. Our goal is to start with directly marketing doctors' deals to patients in order to attract a group of early-adopters to our site. Once our early-adopters see the benefit in our services, we expect that word of month will draw more users to our marketplace and therefore reduce the cost of our marketing, both for representatives to sign up doctors, and for online marketing to bring patients to our site.
- **Improving the technology**: we have allocated about 15% of the proceeds from this round of fundraising to further improving our website's current functionalities and user-firendliness, as well as developing future capabilities. One example of these future capabilities the functionalities that would allow the patient to book and appointment with a doctor that they have been matched with.
- **Professional Services**: we have allocated about 10% of the proceeds from this round of fundraising to professional services such as legal and financial assistance. We will require legal assistance for business-specific literature such as Terms of Use for our website. We will also need financial assistance to streamline our accounting with doctors as well as getting us ready for future rounds of fundraising.
- **Miscellaneous**: we have allocated 5% of the proceeds from this round of fundraising to miscellaneous items that are necessary for the day-to-day operations of our business. These items include but are not limited to: office supplies, temporary office spaces for meetings, server space, printed marketing materials, etc.
- **Margin**: we have allocated 4% of the proceeds from this round of fundraising to margin in order to cover any unforeseen expenses.

These percentages holds true for both the minimum to maximum.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

There will be no irregular Use Of Proceeds

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MAGNABID INC.

[See attached]



MAGNABID, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2015

A. Stengel, Abselet & Company
Certified Public Accountants and Consultants

TABLE OF CONTENTS

A. STENGEL, ABSELET & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
11400 W. OLYMPIC BLVD. SUITE 630
LOS ANGELES, CALIFORNIA 90064
TELEPHONE (310) 479-7777
www.stengelcpa.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Magnabid, Inc.
Beverly Hills, CA

We have reviewed the accompanying statement of assets, liabilities, and equity – tax basis of Magnabid, Inc. (an S corporation) as of December 31, 2015, and the related statement of revenues and expenses – tax basis, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the tax-basis of accounting; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

ACCOUNTANT'S RESPONSIBILITY

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the tax-basis of accounting. We believe that the results of our procedures provide a reasonable basis for our conclusion.

ACCOUNTANT'S CONCLUSION

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the tax-basis of accounting.

SUPPLEMENTAL INFORMATION

The accompanying Supplemental Information is not a required part of the financial statements and is presented only for purposes of additional analysis. The Supplemental Information has not been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements, but were compiled from information that is the responsibility of management without audit or review. We do not express an opinion or any other form of assurance on the supplementary information.

A. Stengel, Abselet & Company

Los Angeles, CA
August 11, 2017

MAGNABID, INC.
STATEMENT OF ASSETS, LIABILITIES, AND
EQUITY - TAX BASIS
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS		
CASH		$ 395
TOTAL CURRENT ASSETS		395
PROPERTY AND EQUIPMENT (AT COST)	4,330	
	4,330	
LESS ACCUMULATED DEPRECIATION	(2,225)	
		2,105
		$ 2,500

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
SHAREHOLDER LOANS		$ 6,875
TOTAL CURRENT LIABILITIES		6,875
STOCKHOLDERS' EQUITY		
CAPITAL STOCK - AUTHORIZED 10,000,000 SHARES WITH		
PAR VALUE $0.0001 PER SHARE; ISSUED AND		
OUTSTANDING, 6,000,000 SHARES	600	
RETAINED EARNINGS	-	
NET INCOME (LOSS)	(4,975)	
TOTAL STOCKHOLDERS' EQUITY		(4,375)
		$ 2,500

MAGNABID, INC.
STATEMENT OF REVENUE AND EXPENSES
TAX BASIS
FOR THE PERIOD ENDED
DECEMBER 31, 2015

REVENUES		
SALES	$	-
TOTAL REVENUE		-
OPERATING EXPENSES		4,975
NET INCOME (LOSS)	$	(4,975)

CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME (LOSS)	$	(4,975)
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATIONS		
DEPRECIATION AND AMORTIZATION		2,225
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(2,750)
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES		
PURCHASE OF PROPERTY AND EQUIPMENT		(4,330)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		(4,330)
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES		
CAPITAL STOCK		600
SHAREHOLDER LOANS		6,875
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		7,475
NET INCREASE (DECREASE) IN CASH		395
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	395

SUMMARY OF ACCOUNTING POLICIES

Nature of Operations
Magnabid, Inc. ("Company") is an online marketplace that connects doctors and patients, matching particular procedures and pricing a doctor provides to patients. The Company is incorporated in the state of Delaware. As of the year ended December 31, 2015 the Company website was underdevelopment and had no revenue.

The Records
The Company maintains the books and records on the income tax basis of accounting with a calendar fiscal year.

Concentration of Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Fair Value of Financial Instruments
The Company's financial instruments consist principally of cash and accounts payable. The Company believes all of the financial instruments recorded values approximate current values.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Major Customers
The Company did not have any sales as of the end of the financial reporting period.

Revenue Recognition
The Company business model is to derive revenues from a monthly fee to physicians and a commission when patients are successfully matched.

Depreciation and Amortization
Website development recorded in the balance sheet is stated at cost and depreciated using MACRS with an estimated life of the asset of five years.

Income Taxes
Pursuant to the S corporation status under the Internal Revenue Code, the Company is not subject to Federal income taxes and net income is allocated to the stockholders by inclusion in their individual income tax returns. Accordingly, no liability or provision for Federal income taxes attributable to S corporation operations is included in the accompanying financial statements.

Contingencies

Company has advised that no items of potential liability are in existence.

There are no commitments outstanding for the purchase of supplies or equipment in excess of the customary amounts.

Subsequent Events

The following events occurred after the year ended December 31, 2015:

- The Company filed as a foreign corporation in the state of California in March 27, 2017. Income taxes for that state at a rate of 1.5% of taxable income, or $800, whichever is greater, will commence that year.

- The Company issued a non-qualified option to a third-party vendor for a total of 120,000 shares of the Company's stock (2% of all issued shares) commencing on July 25, 2016 and vesting at a rate of 5,000 shares per month, as payment for services rendered. The vendor has exercised its monthly options each month as of the time of this report.

- The Company is raising capital via a crowd-sourcing platform at $0.35 per common share. Total funds raised as of the time of this report was $74,757. The Company anticipates use of the proceeds to fund recruiting of healthcare professionals, developing the mobile app, programming, and marketing and advertising. The increase in number of shareholders will result in termination of S corporation status.

MAGNABID, INC.

SUPPLEMENTAL INFORMATION

MAGNABID, INC.
SCHEDULE OF OPERATING EXPENSES
TAX BASIS
FOR THE PERIOD ENDED
DECEMBER 31, 2015

DEPRECIATION	$	2,225
DUES & SUBSCRIPTIONS		333
MARKETING		550
OFFICE SUPPLIES		584
PARKING		56
OUTSIDE LABOR		1,000
RENT		150
TAXES & LICENSES		47
TELEPHONE		30
	$	4,975



MAGNABID, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2016

A. Stengel, Abselet & Company
Certified Public Accountants and Consultants

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Magnabid, Inc.
Beverly Hills, CA

We have reviewed the accompanying statement of assets, liabilities, and equity – tax basis of Magnabid, Inc. (an S corporation) as of December 31, 2016, and the related statement of revenues and expenses – tax basis, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the tax-basis of accounting; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

ACCOUNTANT'S RESPONSIBILITY

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the tax-basis of accounting. We believe that the results of our procedures provide a reasonable basis for our conclusion.

ACCOUNTANT'S CONCLUSION

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the tax-basis of accounting.

SUPPLEMENTAL INFORMATION

The accompanying Supplemental Information is not a required part of the financial statements and is presented only for purposes of additional analysis. The Supplemental Information has not been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements, but were compiled from information that is the responsibility of management without audit or review. We do not express an opinion or any other form of assurance on the supplementary information.

A. Stengel, Abselet & Company

Los Angeles, CA
August 11, 2017

MAGNABID, INC.
STATEMENT OF ASSETS, LIABILITIES, AND
EQUITY - TAX BASIS
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS		
CASH		$ 104
TOTAL CURRENT ASSETS		104
PROPERTY AND EQUIPMENT (AT COST)	12,420	
	12,420	
LESS ACCUMULATED DEPRECIATION	(7,772)	
		4,648
		$ 4,752

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
SHAREHOLDER LOANS		$ 24,203
TOTAL CURRENT LIABILITIES		24,203
STOCKHOLDERS' EQUITY		
CAPITAL STOCK - AUTHORIZED 10,000,000 SHARES WITH PAR VALUE $0.0001 PER SHARE; ISSUED AND OUTSTANDING, 6,025,000 SHARES	603	
RETAINED EARNINGS	(4,975)	
NET INCOME (LOSS)	(15,079)	
TOTAL STOCKHOLDERS' EQUITY		(19,451)
		$ 4,752

MAGNABID, INC.
STATEMENT OF REVENUE AND EXPENSES
TAX BASIS
FOR THE PERIOD ENDED
DECEMBER 31, 2016

REVENUES		
SALES	$	-
TOTAL REVENUE		-
OPERATING EXPENSES		15,079
NET INCOME (LOSS)	$	(15,079)

MAGNABID, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME (LOSS)	$	(15,079)
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATIONS		
DEPRECIATION AND AMORTIZATION		5,547
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(9,532)
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES		
PURCHASE OF PROPERTY AND EQUIPMENT		(8,090)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		(8,090)
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES		
CAPITAL STOCK		3
SHAREHOLDER LOANS		17,328
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		17,330
NET INCREASE (DECREASE) IN CASH		(291)
CASH AT BEGINNING OF YEAR		395
CASH AT END OF YEAR	$	104

SUMMARY OF ACCOUNTING POLICIES

Nature of Operations
Magnabid, Inc. ("Company") is an online marketplace that connects doctors and patients, matching particular procedures and pricing a doctor provides to patients. The Company is incorporated in the state of Delaware. As of the year ended December 31, 2016 the Company website was underdevelopment and had no revenue.

The Records
The Company maintains the books and records on the income tax basis of accounting with a calendar fiscal year.

Concentration of Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Fair Value of Financial Instruments
The Company's financial instruments consist principally of cash and accounts payable. The Company believes all of the financial instruments recorded values approximate current values.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Major Customers
The Company did not have any sales as of the end of the financial reporting period.

Revenue Recognition
The Company business model is to derive revenues from a monthly fee to physicians and a commission when patients are successfully matched.

Depreciation and Amortization
Website development recorded in the balance sheet is stated at cost and depreciated using MACRS with an estimated life of the asset of five years.

Income Taxes
Pursuant to the S corporation status under the Internal Revenue Code, the Company is not subject to Federal income taxes and net income is allocated to the stockholders by inclusion in their individual income tax returns. Accordingly, no liability or provision for Federal income taxes attributable to S corporation operations is included in the accompanying financial statements.

Contingencies

Company has advised that no items of potential liability are in existence.

There are no commitments outstanding for the purchase of supplies or equipment in excess of the customary amounts.

Subsequent Events

The following events occurred after the year ended December 31, 2016:

- The Company filed as a foreign corporation in the state of California in March 27, 2017. Income taxes for that state at a rate of 1.5% of taxable income, or $800, whichever is greater, will commence that year.

- The Company issued a non-qualified option to a third-party vendor for a total of 120,000 shares of the Company's stock (2% of all issued shares) commencing on July 25, 2016 and vesting at a rate of 5,000 shares per month, as payment for services rendered. The vendor has exercised its monthly options each month as of the time of this report.

- The Company is raising capital via a crowd-sourcing platform at $0.35 per common share. Total funds raised as of the time of this report was $74,757. The Company anticipates use of the proceeds to fund recruiting of healthcare professionals, developing the mobile app, programming, and marketing and advertising. The increase in number of shareholders will result in termination of S corporation status.



MAGNABID, INC.

SUPPLEMENTAL INFORMATION

MAGNABID, INC.
COMPARATIVE SCHEDULE OF OPERATING EXPENSES
TAX BASIS
FOR THE YEARS ENDED

	12/31/2016	12/31/2015
BANK CHARGES	$ 185	$ -
DEPRECIATION	5,547	2,225
DUES & SUBSCRIPTIONS	428	333
MARKETING	737	550
MEALS & ENTERTAINMENT	80	-
OFFICE SUPPLIES	926	584
PARKING	26	56
POSTAGE	11	-
PRINTING	1,220	-
OUTSIDE LABOR	2,296	1,000
RENT	-	150
TAXES & LICENSES	568	47
TELEPHONE	-	30
TRAVEL	1,936	-
WEBSITE EXPENSES	1,119	-
	$ 15,079	$ 4,975

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

Healthcare costs have gone through the roof.

And when a procedure isn't covered by insurance, just thinking aboutthe cost can be scary.

We can name our price and find the cheapest rates for hotels and flights on Priceline. Why isn't there a similar technology for medical services not covered by insurances?

Now there is!It is called MagnaBid!

MagnaBid lets you name the price you want to pay for a medical procedure, and matches you with a doctor in your area that is willing to take your "bid".

Our technology is revolutionizing the healthcare industry to help you access the best medical services at the lowest cost.

Our medical board hand picks the best providers so you can be sure you're not getting matched with Joe the Doctor who does root canals out of his '89 Corolla!

Best of all,our service is free. Just go to our website choose your desired medical service,

place your bid, and save money!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.